SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SOBR Safe, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

US8335923061
(CUSIP Number)

October 9, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. US8335923061	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS

L1 Capital Global Opportunities Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	5	SOLE VOTING POWER

252,174 (1)(2)
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		252,174 (1)(2)
	8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

252,174 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)(2)
12	TYPE OF REPORTING PERSON
FI (3)

(1)	On October 9, 2024, the Reporting Person purchased 68,642 shares of the Issuer’s Common Stock, 240,000 Pre-Funded Warrants, 617,284 Series A Warrants, and 308,642 Series B Warrants. The aggregate amount beneficially owned as set forth above represents 68,642 shares of the Issuer’s Common Stock and 183,532 shares of the Issuer’s Common Stock underlying the exercise of Pre-Funded Warrants, which are subject to a 9.99% beneficial ownership limitation. Does not include 56,468 shares of the Issuer’s Common Stock underlying Pre-Funded Warrants, which are subject to a 9.99% beneficial ownership limitation, 617,284 Series A Warrants, which are subject to a 4.99% beneficial ownership limitation, and 308,642 Series B Warrants, which are subject to a 9.99% beneficial ownership limitation.

(2)	Based on 2,340,733 shares of Common Stock outstanding upon the closing of a private placement based upon the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on October 10, 2024.

(3)	The Reporting Person has not acquired the securities with any purpose, or with the effect, of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect, including any transaction subject to Rule 13d-3(b).

CUSIP No. US8335923061	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:

SOBR Safe, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

6400 S. Fiddlers Green Circle, Suite 1400

Greenwood Village, CO 80111

Item 2.

(a)	Name of Person Filing:

L1 Capital Global Opportunities Master Fund, Ltd.

(b)	Address of Principal Business Office or, if none, Residence:

161A Shedden Road, 1 Artillery Court PO Box 10085 Grand Cayman, Cayman Islands KY1-1001

(c)	Citizenship:

Cayman Islands

(d)	Title of Class of Securities:

Common Stock, par value $0.00001 per share

(e)	CUSIP Number:

US8335923061

Item 3.

Not applicable.

CUSIP No. US8335923061	13G	Page 4 of 5 Pages

Item 4. Ownership.

(a)–(c)	The information required by Items 4(a)-(c) is set forth in Rows (5)-(9) and Row (11) of the cover page and is incorporated herein by reference.

The percentage set forth on Row (11) of the cover page for the reporting person is based on 2,340,733 shares of Common Stock outstanding upon the closing of a private placement based upon the Issuer’s Current Report on Form 8-K filed with the SEC on October 10, 2024.

David Feldman and Joel Arber are the Directors of L1 Capital Global Opportunities Master Fund, Ltd. As such, L1 Capital Global Opportunities Master Fund, Ltd., Mr. Feldman, and Mr. Arber may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the issuer’s securities described herein. To the extent Mr. Feldman and Mr. Arber are deemed to beneficially own such securities, Mr. Feldman and Mr. Arber disclaim beneficial ownership of these securities for all other purposes.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. US8335923061	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

	By:	L1 Capital Global Opportunities Master Fund, Ltd.

October 11, 2024	By:	/s/ David Feldman
David Feldman, Director